1875 K Street Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 14, 2007

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Trust

Post-Effective Amendment No. 99 to the Registration Statement

Filed on September 6, 2007 (Securities Act File No. 333-92935)

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment that you provided in a telephone conversation with Elliot Gluck of this firm on September 10, 2007.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:    Please confirm that interest expense and taxes, any brokerage expenses, future distribution fees or expenses, and extraordinary expenses are less than .01% of the iShares S&P National Municipal Bond Fund’s (the “Fund”) assets.

Response:    At this time, it is expected that interest expense and taxes, any brokerage expenses, future distribution fees or expenses, and extraordinary expenses will be less than .01% of the Fund’s average daily net assets.

Comment No. 2:    Please confirm that the Fund is in compliance with Rule 35d-1 under the Investment Company Act of 1940 with respect to the adoption of an 80% investment policy consistent with the name of the Fund and any requirement that such policy be a fundamental policy.

Response:    The Fund is in substantial compliance with Rule 35d-1. The Fund is named “iShares S&P National Municipal Bond Fund” and it is an exchange-traded fund (“ETF”) investing in an underlying index named “S&P National Municipal Bond Index.” The Fund operates as an ETF pursuant to an exemptive order issued by the Securities and Exchange Commission (the “Commission”) to iShares Trust (the “Trust”). The Commission’s order was issued in reliance upon, among other things, the Trust’s representation that each fixed income index ETF will generally invest at least 80% of its assets in component securities of its underlying index. In accordance with the exemptive order, the Fund has adopted an investment policy, to invest, under normal circumstances, at least 80% of the value of its net assets plus the amount of any borrowings for investment purposes in securities of its underlying index. As stated in the Fund’s prospectus, securities selected for inclusion in its underlying index are “municipal

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James O'Connor, Esq.

September 14, 2007

bonds from issuers that are primarily state or local governments or agencies … such that the interest on the bond is exempt from U.S. federal income taxes and the federal alternative minimum tax (AMT), as determined by the Index Provider in accordance with its methodology.” Further, the index provider of the underlying index is required by the exemptive order to be an unaffiliated third party, as described in the application, and, as a result, the Fund does not have any control over the securities included in its underlying index. Thus, the Fund’s investment policy to invest at least 80% in securities of its underlying index results in a policy to invest at least 80% in securities the income from which is tax-free due to the composition of its underlying index.

We are aware that the Commission staff (the “Staff”) has stated its position in its FAQ relating to Rule 35d-1 that a fund with the word “municipal” in its name is required to have a fundamental investment policy relating to an 80% investment in securities producing tax-free income. Although the Fund has not classified its 80% policy as “fundamental,” we would point out that, because the policy is required pursuant to the exemptive order issued by the Commission, the Fund must remain in compliance with such policy to operate as an ETF, i.e., as long as it continues in operation. Thus, whereas a fundamental 80% policy of another municipal fund could be changed by a majority vote of shareholders, as long as the Fund operates as an ETF pursuant to the exemptive order, its 80% policy cannot be changed, even with a shareholder vote. If the Fund were to adopt a fundamental 80% policy targeted specifically at securities producing tax-free income, it is possible that such policy could, at some future time, conflict with the Fund’s 80% policy to invest in securities of its underlying index as required by the exemptive order, depending on the actions taken by the unaffiliated index provider. We submit that, rather than adopting a fundamental policy that might give rise to such a conflict, the Fund should be guided by the 80% policy required by the exemptive order, which was crafted specifically for operation of the Trust’s ETFs. Nevertheless, the Fund will monitor the composition of the underlying index and the Fund’s portfolio, and, if the composition of the underlying index changes such that less than 80% of its investable assets would be invested in securities producing tax-free income, the Board of Trustees of the Trust will consider appropriate action to prevent deviation from the standards of Rule 35d-1. We submit that the requirement in the Commission’s order for the Fund to generally invest at least 80% of its assets in component securities of its underlying index renders the Fund’s 80% policy sufficient to meet the standard of the Staff’s position as stated in the FAQ.

Should you have any questions concerning the above, please call the undersigned at (202) 303-1203 or Benjamin Haskin or Elliot Gluck of this firm at (202) 303-1124 and (212) 728-8138, respectively.

Sincerely,

/s/ Anthony A. Vertuno

Anthony A. Vertuno

cc:	Deepa Damre, Esq.

Benjamin Haskin, Esq.

Elliot Gluck, Esq.